Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 I CH-3280 Murten I Schweiz
P +41 [redacted]6 672 71 99 I www.saia-burgess.com

05011173

saia-burgess
Smart solutions for comfort and safety

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RECEIVED SEP 12 2005 PROCESSING SECTION 213

Murten, 31.08.2005
Preben Sundenaes I preben.sundenaes@saia-burgess.com
P +41 (0) 26 672 75 27 I F +41 (0) 26 672 71 99

SUPPL

Rule 12g3-2(b) File No. 82-4810

Dear Sirs,

The enclosed letter to shareholders as well as Report by the Board of Directors are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Saia-Burgess Electronics Holding AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Preben Sundenaes
Group Finance Director

PROCESSED
SEP 14 2005
THOMSON
FINANCIAL

9/14

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 | CH 3280 Murten | Switzerland
T +41 (0)26 672 71 11 | F +41 (0)26 672 71 99 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Letter to shareholders

Murten, August 31, 2005

Report by the Board of Directors on the friendly takeover bid from Johnson Electric Holdings Limited, Hong Kong

Dear Shareholder

On August 27, 2005, Johnson Electric published the bid prospectus for the purchase of all publicly held shares of Saia-Burgess Electronics Holding AG. We are explaining our support for this takeover bid in detail in the Board of Director's formal report published today. *The report is included with this letter.*

Saia-Burgess welcomes the takeover bid by Johnson Electric, a long-standing business partner. At CHF 1,060 per share, the bid offers shareholders a fair price and the company would be able to continue to implement its successful growth strategy in future under its own name with main location in Murten and as an independent unit within a financially and industrially strong corporate group.

The Board of Directors believes that the bid by Johnson Electric is a viable alternative to stand-alone and that it offers an attractive perspective for shareholders, employees and customers. The Board of Directors therefore unanimously recommends that you tender your shares to Johnson Electric at the price of CHF 1,060 within the offer period. The Board of Directors also encourages you to attend the important Extraordinary General Meeting planned for mid-October and to vote in favour of the Board's proposals, or to sign a proxy in favour of the proposals.

All information in connection with the takeover bid is available on our special website www.saia-burgess.com/shareholders. Should you have any additional questions please get in direct contact with Mrs. Valeria Poretti-Rezzonico, Head of Communication, Investor Relations and Marketing, Member of the Group Management (+41 26 672 72 04, v.poretti@saia-burgess.com).

Yours sincerely,

Richard Flury	Daniel Hirschi
Chairman of the Board of Directors	Chief Executive Officer and
	Delegate of the Board of Directors

Report by the Board of Directors of Saia-Burgess Electronics Holding AG pursuant to Art. 29 SESTA in connection with the Public Tender Offer of Johnson Electric Holdings Limited, Hong Kong

Saia-Burgess welcomes the public tender offer by its longstanding business partner Johnson Electric. At CHF 1,060 per share, the bid offers a fair price and the company is able to implement its successful growth strategy within a financially and industrially strong group

1. BACKGROUND

On June 30, 2005, respectively July 5, 2005, Sumida Corp., Japan ("Sumida"), announced through its subsidiary Sumida Holding Germany GmbH, an unsolicited public tender offer for all publicly held shares of Saia-Burgess Electronics Holding AG ("Saia-Burgess" respectively "Saia-Burgess-Share") in the electronic media and published the offer prospectus on July 22, 2005. The offer price of Sumida is CHF 950 per Saia-Burgess-Share ("Sumida Offer").

The Board of Directors of Saia-Burgess ("Board of Directors") together with the Group Management and its advisors has examined the Sumida Offer and has compared it with the short- and long-term prospects of Saia-Burgess as an independent company. The Board of Directors came to the unanimous conclusion that the Sumida Offer does not reflect the fair value of Saia-Burgess and that Saia-Burgess as an independent company offers a higher value.

As a result, the Board of Directors has unanimously decided to recommend to the shareholders of Saia-Burgess to reject the Sumida Offer and not to tender their shares. The Board of Directors' reasons for rejecting the Sumida Offer are set out in the report by the Board of Directors on the Sumida Offer of August 11/18, 2005 ("Sumida Report"). The Board of Directors based its assessment on the "fairness opinion" issued on the same date by Bank Sarasin & Cie AG, Zurich ("Bank Sarasin"), as independent investment bank which sets the fair price per Saia-Burgess-Share between CHF 1,050 to 1,200.

2. STAND-ALONE OPTION NO LONGER VIABLE FOR SAIA-BURGESS

In the Sumida Report, the Board of Directors was convinced that Saia-Burgess as a stand-alone company was the preferred and more successful option.

The decision to abandon this goal was attributable to two recent developments. Firstly, there was a marked change in the company's shareholder structure in recent weeks: longstanding shareholders sold their shares whilst institutional investors, in particular hedge funds, have built up their participation. Secondly, the company has - despite its considerable efforts - been unable to develop a stable basis with long-term oriented investors. Both developments were ultimately attributable to the share price: private shareholders wanted to realize their gains (in particular in view of the potential tax risks of the Sumida Offer), the new institutional investors are expecting short-term gains as a result of higher takeover bids and the long-term oriented shareholders refrained from an investment due to the large shareholding already held by one single shareholder.

Within the context of its fiduciary duties, the Board of Directors has also examined other options. Following the publication of the Sumida Report on August 11, 2005, Saia-Burgess was contacted by Johnson Electric Holdings Limited, Hong Kong ("Johnson Electric"), which expressed its interest to submit a friendly and superior tender offer. In its capacity as supplier, Johnson Electric has known Saia-Burgess for many years. Johnson Electric was, therefore, in a position to prepare a tender offer without due diligence and only based on publicly accessible information within a very short time frame which was subsequently published as pre-announcement in the electronic business media on August 26, 2005, and as formal offer on August 27, 2005.

3. TRANSACTION AGREEMENT

On August 26, 2005, Saia-Burgess and Johnson Electric signed a Transaction Agreement ("Transaction Agreement"). This agreement provides in essence that Johnson Electric (through its indirect subsidiary Gatebrook Limited, Cyprus ("Offeror")) issues a pre-announcement on the same day and submits the offer in accordance with the agreed terms and at an offer price of CHF 1,060 per Saia-Burgess-Share on August 27, 2005 ("Johnson Electric Offer"). The Board of Directors on the other hand agreed to recommend the offer to the shareholders provided no superior offer is announced or pre-announced by another bidder.

A detailed description of the Transaction Agreement is in paragraph E.4 of the Johnson Electric Offer. Under the Transaction Agreement, Saia-Burgess undertakes to pay Johnson Electric an amount of CHF 2 million as compensation for a part of the cost incurred in connection with the tender offer if the Johnson Electric Offer, after having been declared successful, i.e. upon expiration of the offer period, is not completed for very specific reasons not attributable to Johnson Electric despite the fact being the offer with the highest offer price. These specific reasons are further described in the summary of the Transaction Agreement. The Board of Directors is convinced that this compensation arrangement is justified under the present circumstances.

4. RECOMMENDATION AND JUSTIFICATION

The Board of Directors is of the opinion that the Johnson Electric Offer is in the best interest of all constituents of Saia-Burgess and offers a true alternative with attractive prospects to being stand-alone for the following reasons:

- The Johnson Electric Offer corresponds to the fair value of the Saia-Burgess-Share. This assessment by the Board of Directors is supported by the above mentioned "fairness opinion" by Bank Sarasin as independent investment bank. The "fairness opinion" can be ordered from Saia-Burgess (T +41 26 672 72 04) or downloaded from our website www.saia-burgess.com/shareholders.
- Saia-Burgess has known Johnson Electric and its main shareholder for years as reliable, trustworthy and competitive supplier. The discussions for the preparation of the tender offer and the Transaction Agreement were conducted in a spirit of mutual trust and were constructive in every respect. Johnson Electric wants to acquire Saia-Burgess with the existing management and complement the Board of Directors with two of its own representatives.
- It is Johnson Electric's clear goal that Saia-Burgess implements its sucessful growth strategy as independent division under its current brand name with main location in Murten and achieves the goals set for 2008, sales in the amount of CHF 1 billion and an EBITA of CHF 100 million.
- As a result of this acquisition, Saia-Burgess would be embedded in the financially and industrially strong Johnson Electric Group. Johnson Electric is one of the world's largest providers of micro motors and integrated motor systems to global customers in the automotive, power tools, home appliances, business equipment, audio-visual and personal care sectors and employs 33,000 people.
- Johnson Electric is a company with strong cash flows, a net cash position (prior to the Johnson Electric Offer), and an equity ratio in excess of 77 per cent as well as annual sales of USD 1,143.8 million (CHF 1,436.6 million) and an EBITDA of USD 211.8 million (CHF 266.1 million) as per March 31, 2005. The financing of the acquisition is not only secured but is also provided in a manner which will not detrimentally affect the future growth of Saia-Burgess.
- Johnson Electric wants to ensure by way of a ruling from the Swiss Federal Tax Administration ("Tax Ruling") that private shareholders will not suffer a tax disadvantage under the Direct Federal Income Tax as a result of an indirect partial liquidation when accepting the Johnson Electric Offer.

The Board of Directors is of the opinion that the Johnson Electric Offer is in the best interest of the company, its employees, shareholders, suppliers and customers. The Johnson Electric Offer corresponds to the fair price of a Saia-Burgess-Share and is industrially sound.

The Board of Directors, therefore, concludes and unanimously recommends to the shareholders of Saia-Burgess to accept the Johnson Electric Offer and to tender their shares to Johnson Electric at a price of CHF 1,060 within the offer period.

5. FURTHER INFORMATION

Based on the currently known timetable, the prior offer price could be increased until September 16, 2005, and a competing offer could be announced until September 20, 2005.

As a further measure, the Board of Directors has resolved to postpone the extraordinary general meeting scheduled for August 30, 2005, until a point in time when there is clarity as to which offer is successful. This will be the case after the expiration of the additional acceptance period, i.e. mid October 2005 according to the currently known facts. Shareholders who have tendered their shares during the offer period or the additional acceptance period remain nonetheless entitled to vote and should either participate at the general meeting or grant proxy to the successful offeror or Saia-Burgess.

6. POSSIBLE CONFLICTS OF INTEREST

The Board of Directors is composed as follows: Richard Flury (chairman and non-executive member), Daniel Hirschi (delegate with executive function), Prof. Dr. Hans Caspar von der Crone (non-executive member), Dr. Peter Wirth (non-executive member), and Philipp Jacobi (non-executive member). The Group Management consists of: Daniel Hirschi (Chief Executive Officer), Preben Sundenaes (Chief Financial Officer), Valeria Poretti-Rezzonico (Director Communication, IR and Marketing), Peter-André Schmid (Director Corporate Services), Marc-Olivier Lorenz (Director Automotive Division), Anthony Smith (Director Industry Division), and Jürgen Lauber (Director Controls Division).

The Transaction Agreement provides that the elected Board of Directors will be complemented with two representatives of Johnson Electric upon completion of the Johnson Electric Offer. Thus, the Board of Directors is neither removed nor asked to resign as provided for in the Sumida Offer. The Transaction Agreement further provides that Johnson Electric grants discharge to the members of the Board of Directors and the Group Managements for acts prior to the date of the pre-announcement of the Johnson Electric Offer. There are no arrangements with the Offeror or Johnson Electric regarding the compensation of the Board of Directors. Upon completion of the Johnson Electric Offer, the members of the Group Management will continue to be responsible for leading the operations of Saia-Burgess without there being binding assurances by Johnson Electric to the individual members of the Group Management.

Apart from a customary confidentiality agreement signed on August 18, 2005, and the Transaction Agreement, there are no contractual arrangements between Saia-Burgess and Johnson Electric. No member of the Board of Directors and the Group Management has entered into an agreement or other arrangement with Johnson Electric.

The option plan of Saia-Burgess provides (see paragraph 7.2 of the corporate governance section of the annual report 2004) that if one or more persons acting in concert acquire more than 33 1/3 per cent of the voting rights in Saia-Burgess, options held by members of the Board of Directors and the employees of Saia-Burgess become immediately exercisable regardless of the corresponding blocking periods and that additional taxes or duties incurred from such premature exercise are to be borne by Saia-Burgess. Blocked options can, therefore, be exercised and tendered into an offer or sold over the stock exchange during the additional acceptance period. The non-executive members of the Board of Directors hold the following number of options: Richard Flury: 500 options, of which 400 blocked, Dr. Peter Wirth: 400 options, of which 400 blocked, Prof. Dr. Hans Caspar von der Crone: 500 options, of which 400 blocked, and Philipp Jacobi: 100 options, of which 100 blocked. The Group Management holds the following number of options: Daniel Hirschi: 2,950 options, of which 2,200 blocked, Preben Sundenaes: 2,500 options, of which 1,750 blocked, Valeria Poretti-Rezzonico: 850 options, of which 850 blocked, Peter-André Schmid: 1,625 options, of which 1,250 blocked, Marc-Olivier Lorenz: 1,250 options, of which 1,250 blocked, Anthony Smith: 1,050 options, of which 1,050 blocked, Jürgen Lauber: 750 options, of which 750 blocked. One option entitles to one share. Based on a weighted average exercise price of CHF 518 and an offer price of CHF 1,060 the aggregate value of the options held by the Board of Directors and the Group Management is CHF 6,761,450. The maximal theoretical amount for all expenses, including social security contributions, resulting form the premature exercise of all options held by the Board of Directors and the Group Management is CHF 669,900. This includes CHF 312,700 as compensation for additional taxes and duties as a result of the premature exercise of the blocked options.

In its report of August 11/18, 2005, the Board of Directors explained that it has agreed to an amendement of the employment agreements with the members of the Group Management prior to the pre-announcement of the Sumida Offer. Details can be found in the above mentioned report which can be ordered from Saia-Burgess or downloaded from our website www.saia-burgess.com/shareholders. As requested by a motion by Sumida, the Takeover Board has qualified in its recommendation of August 23, 2005, the amendments as unlawful defense measures. The Board of Directors is convinced to have acted in the best interest of the company and has accordingly rejected the recommendation and submitted the matter to the Swiss Federal Banking Commission for review.

Apart from the above described, the Board of Directors has no knowledge of possible financial consequences of the Johnson Electric Offer which could constitute a conflict of interest among the members of the Board of Directors or the Group Management. In view of the above described situation of possible conflicts of interest, the Board of Directors has sought the advice of legal counsel for the assessment and recommendation of the Johnson Electric Offer and based its decision regarding the fair price of the Saia-Burgess-Share on the "fairness opinion" by Bank Sarasin.

7. INTENTIONS OF MAJOR SHAREHOLDERS

According to the knowledge of the Board of Directors, the following shareholders are holding more than 5 per cent of the shares in Saia-Burgess by August 26, 2005:

- Sumida: 26.12 per cent, plus options for 3.26 per cent further shares
- Deutsche Bank AG: 5.802 per cent

The Board of Directors has no knowledge of the intentions of Deutsche Bank. Sumida has published its intentions in its offer prospectus.

As per August 26, 2005, the non-executive members of the Board of Directors and the executive member of the Board of Directors and the Group Management were holding 1,090 and 9,365 Saia-Burgess shares, respectively, which corresponds to less than 2 per cent of the share capital of the company.

8. DEFENSIVE MEASURES

The Board of Directors is of the opinion that the shareholders should decide over the best offer. Thus, the Board of Directors will not resolve any further defensive measures nor submit such measures as agenda item to the extraordinary general meeting. With the recommendation to the shareholders to accept the Johnson Electric Offer, the announcement of the Board of Directors in its report of August 11/18, 2005, to conduct a share buy back programme has become obsolete.

9. FINANCIAL REPORTING

The Board of Directors is not aware of any material adverse change in the company's financial position since the publication of the interim report on August 2, 2005. The interim report is part of this report and can be obtained as German, English or French version from Saia-Burgess (T +41 26 672 72 04) or downloaded from our website www.saia-burgess.com/shareholders.

Murten, August 31, 2005

saia-burgess
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ADDITIONAL INFORMATION

All information in connection with the tender offers are available on our website www.saia-burgess.com/shareholders.
This report, the Sumida Report, the "fairness opinion" of Bank Sarasin and the interim report can be obtained from Saia-Burgess.